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                                         Filed by: Eyetech Pharmaceuticals, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  Subject Company: Eyetech Pharmaceuticals, Inc.
                                                 Commission File No.: 333-128446

(OSI)(TM) pharmaceuticals

eyetech

                                                                    NEWS RELEASE

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
Contacts:
For OSI Pharmaceuticals:                                  For Eyetech:
Kathy Galante                                             Chris Smith
631-962-2000                                              212-824-3175
Burns McClellan (Representing OSI)                        Edelman Financial (Representing Eyetech)
Justin Jackson (Media) 212-213-0006 ext. 327              Doug Donsky (Media) 212-704-4473
Lisa Burns (Investors) 212-213-0000                       Judith Flynn (Investors) 212-819-4809
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            OSI Pharmaceuticals and Eyetech Pharmaceuticals Confirm
                             November 14th Closing



MELVILLE, N.Y.; and NEW YORK, N.Y., November 12, 2005 - OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) and Eyetech Pharmaceuticals, Inc. (NASDAQ: EYET) today announced that the closing of the OSI acquisition of Eyetech will occur on Monday, November 14, 2005.

About OSI Pharmaceuticals
OSI Pharmaceuticals is committed to "shaping medicines and changing lives" by discovering, developing and commercializing high-quality and novel pharmaceutical products that extend life or improve the quality of life for cancer and diabetes patients worldwide. The company operates through two business teams, (OSI) Oncology and (OSI) Prosidion. (OSI) Oncology is focused on developing molecular targeted therapies designed to change the paradigm of cancer care. (OSI) Prosidion is committed to the generation of novel, targeted therapies for the treatment of type 2 diabetes and obesity. OSI's flagship product, Tarceva(R) (erlotinib), is the first drug discovered and developed by OSI to obtain FDA approval and the only EGFR inhibitor to have demonstrated the ability to improve survival in both non-small cell lung cancer and pancreatic cancer patients. OSI markets Tarceva through partnerships with Genentech, Inc. in the U.S. and with Roche throughout the rest of the world. For additional information about OSI, please visit http://www.osip.com.
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In addition to Tarceva, (OSI) Oncology exclusively markets Novantrone(R)
(mitoxantrone concentrate for injection) for its approved oncology indications and markets Gelclair(R) Bioadherent Oral Gel for the relief of pain associated with oral mucositis. The research and development pipeline consists of novel molecularly targeted anti-cancer agents focused on signal transduction pathways involved in cell proliferation, apoptosis and angiogenesis. The most advanced of these programs, targeting the co-inhibition of c-kit/KDR, has two candidates in development.

(OSI) Prosidion is the diabetes and obesity business team within OSI Pharmaceuticals, dedicated to the discovery and development of novel drugs for the treatment of type 2 diabetes and obesity. (OSI) Prosidion's lead compound, PSN9301, is a Dipeptidyl Peptidase IV (DPIV) inhibitor currently in Phase II clinical trials. Other product candidates include a glycogen phosphorylase inhibitor currently in a Phase I clinical trial and a glucokinase activator scheduled to enter clinical trials in 2005. (OSI) Prosidion owns or has licensing rights to a portfolio of DPIV medical use patents with claims covering DPIV as a target for anti-diabetes therapy and the use of combinations of DPIV inhibitors with other anti-diabetes drugs such as metformin. A number of non-exclusive licenses to the patent estate have been granted to major pharmaceutical companies. (OSI) Prosidion operates through OSI's wholly-owned subsidiary, Prosidion Limited, in Oxford, U.K. For additional information about Prosidion, please visit http://www.prosidion.com.
                        ------------------------

About Eyetech
Eyetech Pharmaceuticals, Inc. is a biopharmaceutical company that specializes in the development and commercialization of novel therapeutics to treat diseases of the eye. Eyetech's initial focus is on diseases affecting the back of the eye. Eyetech is commercializing and further developing Macugen(R) (pegaptanib sodium injection) with Pfizer Inc for the treatment of neovascular AMD. Macugen is also being studied for other indications, including DME and RVO.

Additional Information About the Merger And Where To Find It

OSI and Eyetech have entered into a definitive merger agreement whereby OSI has agreed to acquire Eyetech. OSI filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a proxy statement/prospectus in connection with the proposed merger. The registration statement has been declared effective and Eyetech's stockholders have approved the adoption of the merger agreement at a special meeting held on November 10, 2005. Investors and stockholders are urged to carefully read the proxy statement/prospectus and other relevant materials filed with the SEC because they contain important information about OSI, Eyetech, the merger, and other related matters. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. These documents can also be obtained for free from OSI by directing a request to OSI Investor Relations at 631-962-2000 and for free from Eyetech by directing a request to Eyetech Investor Relations at 212-824-3100.

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Participants in the Merger

OSI, Eyetech and their respective executive officers, directors and other members of management or employees may be deemed to be participants in the solicitation of proxies from Eyetech stockholders with respect to the transactions contemplated by the merger agreement. Information regarding OSI's executive officers and directors is available in OSI's Annual Report on Form 10-K for the year ended September 30, 2004 and its proxy statement dated February 2, 2005 for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Eyetech's executive officers and directors is available in Eyetech's Annual Report on Form 10-K for the year ended December 31, 2004, its proxy statement dated April 11, 2005 for its 2005 Annual Meeting of Stockholders and its Current Report on Form 8-K dated June 15, 2005, which are filed with the SEC. You can obtain free copies of these documents from OSI and Eyetech using the contact information above. Additional information regarding interests of such participants is included in the registration statement containing the proxy statement/prospectus that has been filed with the SEC and available free of charge as indicated above.

In addition, in connection with the execution of the merger agreement, Dr. David Guyer, Eyetech's Chief Executive Officer, Paul G. Chaney, Eyetech's Chief Operating Officer, and Dr. Anthony P. Adamis, Eyetech's Chief Scientific Officer, have entered into letter agreements with OSI setting forth the terms under which these individuals will continue their employment with OSI following the merger. Furthermore, in connection with the execution of the merger agreement, Eyetech's Board of Directors authorized the payment of transaction completion bonuses in the aggregate amount of $350,000. The recipients of these bonuses, and the amounts they may receive, have been determined by Eyetech's Board of Directors based on the recommendation of its Compensation Committee. Such recipients include executive officers of Eyetech.

This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Factors that might cause such a difference include, among others, the FDA review process and other governmental regulation, OSI's and its collaborators' abilities to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, the ability to effectively market products, and other factors described in OSI Pharmaceuticals' filings with the Securities and Exchange Commission.